FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Incorporation by Reference

This Form 6-K is deemed incorporated by reference to the registrant’s registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Date September 9, 2003.	By:	/s/ Richard Wei

	Name:	Richard Wei
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED			September 9 , 2003

FOR IMMEDIATE RELEASE

Contact:
Richard C. Wei, Chief Financial Officer
Asia Tel.	+	886-2-8780-5489	email : richard_wei@aseglobal.com
USA Tel.	+	1-510-687-2531

ASE TEST LIMITED ANNOUNCES AUGUST 2003 REVENUES

TAIPEI, TAIWAN, R.O.C., SEPTEMBER 9, 2003 – ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated August 2003 net revenues were US$33.5 million. Compared to prior periods, the August figure represents an increase of 22% year-over-year and a decrease of 2% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

(US$000)	August 2002	July 2003	August 2003	YoY Change	Sequential Change
Net Revenues	27,522	34,241	33,533	22%	-2%

HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

(Amounts in 000’s US Dollars)